UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

PEARSON plc

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand

London, England WC2R 0RL

 44-20-7010-2000

(Address of principal executive office)

 Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC

("Pearson" or the "Company")

"Pearson announces that its subsidiary Pearson Funding Five plc has today announced the launch of a market tender to repurchase up to €400m  of its €500m 1.875 per cent. Notes due 2021, guaranteed by Pearson (ISIN: XS1068765418) and €500m 1.375 per cent. Notes due 2025, guaranteed by Pearson (ISIN: XS1228153661).

The tender is intended to ensure that the group's gross issued bond debt which currently exceeds net debt is reduced to more closely align with net debt in order to promote an efficient balance sheet."

SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 January 2018
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary